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                          March 16, 2021

       Howard W. Lutnick
       Chief Executive Officer
       BGC Partners, Inc.
       499 Park Avenue
       New York, NY 10022

                                                        Re: BGC Partners, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 8, 2021
                                                            File No. 333-253987

       Dear Mr. Lutnick:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tonya K.
Aldave at (202) 551-3601 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              Christopher T. Jensen,
Esq.